1 International Game Technology PLC 2021 Second Quarter Results Period ended June 30, 2021 August 3, 2021

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response to governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

Business Update 3 Business Update

Impressive Q2'21 Results Confirm Vitality of Portfolio Revenue up over 70% on outstanding Global Lottery performance, progressive recovery in land-based Global Gaming, and significant growth in Digital & Betting activities Structural cost reductions tracking ahead of plan Once again, among highest Adjusted EBITDA(1) in Company history ($ and margin(2)); generated $380M of free cash flow in H1'21, a record level for a first half period Publication of 14th annual Sustainability Report highlights improved ESG performance; diversity and inclusion efforts recognized for their scope and impact Raising outlook for 2021; now expect to exceed 2019 levels for key financial metrics this year 4 Digital & Betting revenue up 41% +35% Lottery SSS Growth Active U.S. units and yields up sequentially $442M in Adjusted EBITDA(1) (42% margin (2)) Note: All amounts presented represent continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Margin defined as Adjusted EBITDA divided by revenue

Innovation Driving Stronger Global Lottery Growth Profile

35% SSS growth and a 24% increase over Q2'19 on broad-based gains across games and regions

- 21% growth in North America & Rest of World
- 115% increase in Italy, helped by closure of gaming halls & betting shops
- Growing acceptance of iLottery

Consistent, multi-year industry growth fueled by game innovation, improved retail penetration, and sales execution

Expect mid-single digit H2'21 global SSS growth; up low-double digits versus H2'19 levels, at upper end of historical rate

- Research confirms an expanding player base with intention to increase play over pre-COVID levels
- Return to more normal growth rate applied to higher levels of consumption



Global Same-Store Sales (Y/Y)
4%
6%
2%
(5)%
(7)%
(9)%
9%
8%
32%
35%
Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21



NUMERISSIMI
PREMIO MASSIMO 500.000 EURO
QUESTO GIOCO NUOCE ALLA SALUTE
PUÒ CAUSARE DIPENDENZA PATOLOGICA

CASH 4LIFE



POWERBALL
DOUBLE PLAY
POWERPLAY
DOUBLEPLAY
DOUBLE YOUR LUCK for JUST A BUCK

5

Global Gaming Recovery Progressing Nicely 6 Global markets mostly open, some restrictions still in place outside the U.S. Recurring revenue recovering swiftly; sequential improvement in U.S. active units and installed base yields Improved unit sales both Y/Y and sequentially Growing adoption of IGT's best-in-class cashless solutions (Resort Wallet™, IGTPay™), most recently with Agua Caliente Casinos Won "Casino Supplier of the Year" in 2021 Global Gaming Awards London Expect continued, progressive improvement throughout year

Spotlight on Digital & Betting: Building on Leadership Positions

iGaming

- Leveraging deep and proven land-based portfolio
- Success developing digitally native games that are among the strongest performing ever (*Cash Eruption*)



CASH ERUPTION
40.00
TOTAL BET
WIN
4260.00
BALANCE

iLottery

- Working with third parties to complement our proprietary IP
- Deploying next-generation platform, starting with Georgia in Q3
- Expanding portfolio of innovative and high-performing e-instants: *VIP Gold Grand, Triple Platinum, Ruby 7, Sfida al Campionato, Invasioni Spaziali*



INVASIONI SPAZIALI

Sports Betting

- PlaySports platform powering ~50 U.S. sportsbooks, including Resorts World Las Vegas's retail sportsbook and statewide mobile betting app
- 40+ leads in pipeline for turnkey solution



Resorts World

7

Strong Player Demand, Disciplined Execution Drive Improved Outlook 8 Top-line momentum supported by attractive long-term Lottery industry trends, Global Gaming recovery, and high-growth Digital & Betting activities Substantial cost savings already achieved, increasing profit margin and cash flow outlook Significantly reduced debt and leverage returns to pre-COVID levels; expect positive trends to continue Unwavering commitment to sustainability, building on our important progress ◦ Selected for 2020 Bloomberg Gender-Equality Index ◦ Awarded responsible gaming certification from Global Gambling Guidance Group; first gaming supplier to achieve accreditation for land-based and digital operations ◦ Lakeland, Florida printing facility recognized as winner of the Sustainability Program in the 2021 FTA Sustainability Excellence Awards

9 Financial Results

10 Quarter Ended Year-To-Date All amounts from continuing operations, unless otherwise noted June 30, June 30, 2021 2020 2021 2020 GAAP Financials: Revenue 1,041 600 74% 2,055 1,414 45% Operating income (loss) 244 (72) NA 504 (290) NA Net income (loss)(1) 365 (282) NA 514 (516) NA Net income (loss) attributable to IGT PLC per common share(1) $1.49 $(1.37) NA $1.94 $(2.58) NA Net cash provided by operating activities 249 127 95% 500 153 227% Non-GAAP Financial Measures: Adjusted EBITDA(2) 442 164 170% 892 425 110% Free cash flow(2) 176 73 140% 380 13 NM Significant Profit Growth in Q2'21 and YTD Periods Note: $ in millions, except where noted otherwise (1) includes results of discontinued operations, net of tax (2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Q2'21 Financial Highlights: Impressive Operating Leverage on Robust Revenue Growth


Revenue
74%
600
1,041
Q2'20
Q2'21


Operating (Loss) Income
(72)
244
Q2'20
Q2'21


Adjusted EBITDA(1)
170%
164
442
Q2'20
Q2'21


Cash Flow
Cash From Operations
Free Cash Flow(1)
127
73
249
176
Q2'20
Q2'21

All key financial measures up significantly Y/Y

~2/3 of OPtiMa $200M+ structural cost savings target achieved YTD

- Product simplification and margin improvement initiatives ~70% complete
- Operational excellence initiative ~30% complete; incremental benefits tied to ramp in production volumes

Note: $ in millions; EUR/USD FX daily average: 1.20 in Q2'21, 1.10 in Q2'20; all amounts presented reflect continuing operations
[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

11

Q2'21 Global Lottery Highlights: Strong Player Demand Drives Near-Record Results

Revenue



460
228
2
1
691
34
725
Q2'20
Lottery Service
Other Service
Product Sales
Excluding FX
FX
Q2'21

	Q2'21	Q2'20	Y/Y % change as reported	Y/Y % change at constant FX	Q2'19[1]	% change as reported
Revenue	725	460	58%	50%	586	24%
Operating income	300	107	180%	163%	183	64%
Adjusted EBITDA[2]	414	221	87%	76%	289	43%

Global SSS growth	Y/Y % change at constant FX	% change at constant FX vs Q2'19
Instants & Draw Games	34.9%	26.5%
Multi-jurisdiction jackpots	28.8%	(2.4)%
Total	**34.5%**	**24.1%**

North America & Rest of world SSS growth	Y/Y % change at constant FX	% change at constant FX vs Q2'19
Instants & Draw Games	20.5%	25.8%
Multi-jurisdiction jackpots	28.8%	(2.4)%
Total	**21.1%**	**22.9%**

Italy SSS growth	Y/Y % change at constant FX	% change at constant FX vs Q2'19
Instants & Draw Games	115.2%	28.5%

Significant increase in lottery service over one and two-year periods

- 35% global SSS growth; sharp increase in all main geographies
- Italy SSS more than double
- 24% higher than Q2'19

Operating income more than doubles

- High flow-through of SSS growth and positive geographic mix
- Disciplined cost management

57% Adjusted EBITDA margin; second highest quarterly level in segment history

IGT

Note: $ in millions; all amounts presented reflect continuing operations except where noted otherwise
(1) As previously disclosed, does not reflect impact of discontinued operations
(2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

12

Q2'21 Global Gaming Highlights: Continued Recovery Drives Return to Profitability

Revenue


140
82
29
40
18
309
7
316
Q2'20
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
Q2'21

Results from continuing operations	Q2'21	Q2'20	Y/Y % change as reported	Y/Y % change at constant FX	Q1'21	Sequential % change as reported
Revenue	316	140	126%	120%	266	19%
Operating income (loss)	10	-111	NA	NA	-19	NA
Adjusted EBITDA[1]	49	-36	NA	NA	19	158%

Installed Base (units)	Q2'21	Q2'20	Q1'21
US & Canada	33,820	34,800	34,138
Rest of world	15,280	14,834	15,227
Total	49,100	49,634	49,365
Yields[3]	$27.49	$6.21	$22.93

Machine Units Sold	Q2'21	Q2'20	Q1'21
New & expansion	1,167	1,443	884
Replacement	5,168	1,538	3,521
Total	6,335	2,981	4,405
Average selling price	$13,400	$14,600	$13,800

Service revenue more than doubles; on path to achieve Q4'19 levels in Q4'21

Progressive quarterly increase in machine units sold since Q2'20

Digital & Betting[1] revenue up over 40%

Profitability measures significantly higher

- Increased operating leverage as business scales
- Disciplined cost management and benefits from OPtiMa cost saving initiatives

Sequential growth in revenue, profit, and margins

- Higher number of active units and yields
- 44% increase in machine units sold

Note: $ in millions, except where noted otherwise; all amounts presented reflect continuing operations
[1] Reported Digital & Betting revenue reflects activity across the Company's business portfolio and includes iLottery
[2] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
[3] Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

13

Strong Cash Generation Continues; Net Debt Leverage Improves to 4.3x


QTD
Q2'20
127
(54)
73
Cash from Operations
CapEx
Free Cash Flow (1)
Q2'21
249
(73)
176
Cash from Operations
CapEx
Free Cash Flow (1)


YTD
Q2'20
153
(140)
13
Cash from Operations
CapEx
Free Cash Flow (1)
Q2'21
500
(121)
380
Cash from Operations
CapEx
Free Cash Flow (1)


Net Debt
7,319
7,069
6,312
Q4'20
Q1'21
Q2'21

Net debt leverage	6.4x[2]	5.4x[2]	4.3x [3]

Generated $500M in cash from operating activities and $380M in free cash flow YTD

Net debt lower by over $1.0 billion, as reported, $866M excluding foreign currency impact

- Strong YTD financial results including solid cash flow generation; 56% cash conversion rate[4]
- $748M in net cash proceeds from sale of Italy gaming businesses

Net debt leverage improves to 4.3x, reaching pre-pandemic level six months ahead of target

Note: $ in millions, except where noted otherwise; all amounts presented represent continuing operations
[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
[2] Non-GAAP measure; calculation predates Italy asset sales therefore based on LTM Adjusted EBITDA - Combined; see disclaimer on page 2 and schedule in Appendix for further details
[3] Non-GAAP measure; see disclaimer on page 2 and schedule in Appendix for further details
[4] Cash conversion defined as Cash from Operations divided by Adjusted EBITDA

IGT
14

Significantly Improved Balance Sheet with Lower Debt and Longer Maturities; No Significant Debt Maturity Until 2024 15 Euro Notes 35% Note: $ in millions, except where noted otherwise Total liquidity of $1.9B at quarter end; $639M in unrestricted cash and $1.3B in additional borrowing capacity Net proceeds from Italy asset sale used to fund redemption of 4.750% Euro bonds due 2023 Term Loan refinancing generates additional liquidity, extends maturities, and lowers interest costs

Outstanding YTD Operating Results; Improved Financial Condition 16 Sustained Global Lottery performance drives near-record results; progressive recovery in Global Gaming results in sequential and Y/Y growth in revenue, profit, and margins OPtiMa program ahead of schedule; ~2/3 of $200M+ structural cost savings target achieved YTD, boosting operating margins Generated $500 million in cash from continuing operations and a record-level $380 million in free cash flow from continuing operations during the first half of the year Net debt reduced by ~$1.0B YTD as reported; net debt leverage improves to 4.3x(1), returning to pre- pandemic level six months ahead of target Substantial liquidity with no material near-term debt maturities (1) Net debt leverage defined as Net Debt divided by LTM Adjusted EBITDA from continuing operations

Company's H2'21 outlook for revenue and operating income from continuing operations is ~$2 billion and ~$300 million, respectively, meaningfully higher Y/Y ◦ Global Lottery returns to more normal growth rates applied to higher levels of consumption; Q3-to-date SSS up double digits versus 2019 ◦ Global Gaming progressive recovery continues H2'21 vs H1'21 perspective: ◦ Revenue and operating income lower versus H1'21 on normalization of lottery growth trends ◦ Cash from operations below H1'21 levels ◦ CapEx of ~$175 million, sequentially accelerating to support growth; FY CapEx remains below 2019 levels ◦ Depreciation and amortization stable versus H1'21 Does not factor in any impact from additional COVID-19 restrictions 17 H2'21 Outlook

18 Q&A

19 Appendix

Q2'21 Select Performance and KPI Data

GLOBAL LOTTERY	Q2'21	Q2'20	Y/Y Change (%)	Constant Currency Change (%) [1]	Q1'21	Sequential Change as Reported (%)
Revenue						
Service						
Operating and facilities management contracts	675	416	62 %	55 %	695	(3)%
Upfront license fee amortization	(53)	(48)	(9)%	— %	(52)	(1)%
Operating and facilities management contracts, net	623	367	70 %	62 %	643	(3)%
Other	79	70	12 %	4 %	83	(4)%
Total service revenue	**702**	**438**	**60 %**	**53 %**	**725**	**(3)%**
Product sales	**23**	**22**	**6 %**	**3 %**	**23**	**(1)%**
Total revenue	**725**	**460**	**58 %**	**50 %**	**749**	**(3)%**
Operating income	**300**	**107**	**180 %**	**163 %**	**337**	**(11)%**
Adjusted EBITDA[1]	**414**	**221**	**87 %**	**76 %**	**447**	**(7)%**

	Q2'21 Constant Currency Change (%) [1]	Q2'20 Constant Currency Change (%) [1]	Q1'21 Constant Currency Change (%) [1]
Global same-store sales growth (%)			
Instant ticket & draw games	34.9 %	(7.1)%	27.4 %
Multi-jurisdiction jackpots	28.8 %	(24.2)%	94.7 %
Total	**34.5 %**	**(8.5)%**	**32.4 %**
North America & Rest of world same-store sales growth (%)			
Instant ticket & draw games	20.5 %	3.5 %	20.9 %
Multi-jurisdiction jackpots	28.8 %	(24.2)%	94.7 %
Total	**21.1 %**	**0.6 %**	**27.8 %**
Italy same-store sales growth (%)			
Instant ticket & draw games	**115.2 %**	**(40.5)%**	**52.2 %**

$ in millions except otherwise noted

[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

20

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Excluded from yield calculations due to treatment as sales-type leases Q2'21 Select Performance and KPI Data 21 GLOBAL GAMING Q2'21 Q2'20 Y/Y Change (%) Constant Currency Change (%) (1) Q1'21 Sequential Change as Reported (%) Revenue Service Terminal 108 25 325% 323% 90 20 % Systems, software, and other 91 59 54% 50% 86 6 % Total service revenue 199 84 136% 132% 175 13 % Product sales Terminal 86 44 97% 91% 62 40 % Other 31 12 160% 147% 29 7 % Total product sales revenue 117 56 110% 103% 91 29 % Total revenue 316 140 126% 120% 266 19 % Operating income (loss) 10 (111) NA NA (19) NA Adjusted EBITDA(1) 49 (36) NA NA 19 158 % Installed base units Casino 47,964 48,704 (2) % 48,230 Casino - L/T lease (2) 1,136 930 22% 1,135 Total installed base units 49,100 49,634 (1) % 49,365 Installed base units (by geography) US & Canada 33,820 34,800 (3) % 34,138 Rest of world 15,280 14,834 3% 15,227 Total installed base units 49,100 49,634 (1) % 49,365

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q2'21 Select Performance and KPI Data 22 GLOBAL GAMING (Continued) Q2'21 Q2'20 Y/Y Change (%) Q1'21 Yields (by geography)(1), in absolute $ US & Canada $38.41 $8.69 342% $32.27 Rest of world $4.03 $0.49 NM $2.58 Total yields $27.49 $6.21 343% $22.93 Global machine units sold New/expansion 1,167 1,443 (19) % 884 Replacement 5,168 1,538 236% 3,521 Total machine units sold 6,335 2,981 113% 4,405 US & Canada machine units sold New/expansion 643 1,382 (53) % 620 Replacement 3,485 1,330 162% 2,276 Total machine units sold 4,128 2,712 52% 2,896 Rest of world machine units sold New/expansion 524 61 NM 264 Replacement 1,683 208 NM 1,245 Total machine units sold 2,207 269 NM 1,509 Average Selling Price (ASP), in absolute $ US & Canada $13,900 $14,700 (5) % $13,900 Rest of world $12,700 $14,000 (9) % $13,700 Total ASP $13,400 $14,600 (8) % $13,800 Gaming Systems Revenue 39 23 66% 30

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 (2) Included within consolidated revenue Q2'21 Select Performance and KPI Data 23 CONSOLIDATED Q2'21 Q2'20 Y/Y Change (%) Constant Currency Change (%) (1) Q1'21 Sequential Change as Reported (%) Revenue (by geography) US & Canada 561 369 52% 51% 542 4 % Italy 353 146 141% 122% 348 1 % Rest of world 127 84 51% 40% 124 2 % Total revenue 1,041 600 74% 67% 1,015 3 % Digital & Betting Revenue (2) 61 44 41% 34% 58 5%

$ in millions except per share amounts (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q2'21 Summarized Income Statement 24 Q2'21 Q2'20 Y/Y Change (%) Service revenue 901 522 73 % Product sales 140 78 81 % Total revenue 1,041 600 74 % Total operating expenses 796 672 19 % Operating income (loss) 244 (72) NA Interest expense, net 91 96 Foreign exchange loss, net 90 74 Other expense, net 70 28 Total non-operating expenses 251 198 Loss from continuing operations before provision for (benefit from) income taxes (7) (271) Provision for (benefit from) income taxes 32 (3) Loss from continuing operations (39) (268) Income (loss) from discontinued operations, net of tax 13 (15) Gain on sale of discontinued operations, net of tax 391 — Net income (loss) 365 (282) Net income (loss) attributable to IGT PLC per common share - basic $1.49 $(1.37)

Summarized Cash Flow Statement 25 For the three months ended For the six months ended June 30, March 31, June 30, 2021 2020 2021 2021 2020 Net Cash Flows Provided by Operating Activities 249 127 251 500 153 CapEx (73) (54) (48) (121) (140) Free Cash Flow(1) 176 73 204 380 13 Cash Flow Provided by Discontinued Operations 748 34 (46) 702 152 Debt (Repayment)/Proceeds, Net (947) (75) (206) (1,153) 591 Other - Net (137) (139) (89) (226) (128) Other Investing/Financing Activities (336) (180) (341) (677) 614 Net Cash Flow (160) (106) (137) (297) 627 Effect of Exchange Rates/Other 23 18 (36) (13) 8 Net Change in Cash and Restricted Cash (137) (88) (173) (310) 636 $ in millions except per share amounts; all amounts presented reflect continuing operations unless otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Reconciliations of Non-GAAP Measures

	For the three months ended June 30, 2021				
	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(39)
Provision for income taxes					32
Interest expense, net					91
Foreign exchange loss, net					90
Other non-operating expense, net					70
Operating income (loss)	300	10	310	(66)	244
Depreciation	49	35	83	—	83
Amortization - service revenue [1]	55	—	55	—	55
Amortization - non-purchase accounting	9	1	10	1	11
Amortization - purchase accounting	—	—	—	39	39
Stock-based compensation	2	2	3	4	7
Other [2]	—	—	—	1	1
Adjusted EBITDA	**414**	**49**	**463**	**(21)**	**442**
Income from discontinued operations					404
Gain on sale of discontinued operations					(396)
Provision for income taxes					—
Interest expense, net					—
Depreciation					—
Amortization					—
Adjusted EBITDA - discontinued					**9**
Adjusted EBITDA - combined					**451**
Cash flows from operating activities -					249
Capital expenditures					(73)
Free Cash Flow					**176**

	For the three months ended June 30, 2020				
	Global Lottery	Global Gaming	Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations					(268)
Benefit from income taxes					(3)
Interest expense, net					96
Foreign exchange loss, net					74
Other non-operating expense, net					28
Operating income (loss)	107	(111)	(4)	(69)	(72)
Goodwill impairment	50	37	87	—	88
Depreciation	51	—	51	—	51
Amortization - service revenue [1]	7	2	9	1	10
Amortization - non-purchase accounting	—	—	—	42	42
Amortization - purchase accounting	5	35	40	3	43
Restructuring	—	—	—	1	1
Stock-based compensation	—	—	—	1	1
Other [2]	—	—	—	1	1
Adjusted EBITDA	221	(36)	184	(20)	164
Loss from discontinued operations					(15)
Benefit from income taxes					(8)
Interest expense, net					—
Depreciation					12
Amortization					14
Adjusted EBITDA - discontinued					**4**
Adjusted EBITDA - combined					**167**
Cash flows from operating activities -					127
Capital expenditures					(54)
Free Cash Flow					**73**

$ in millions; all amounts presented reflect continuing operations
[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs

IGT

26

Reconciliations of Non-GAAP Measures 27 For the six months ended June 30, 2021Global Lottery Global Gaming Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 100 Provision for income taxes 181 Interest expense, net 185 Foreign exchange gain, net (55) Other non-operating expense, net 94 Operating income (loss) 637 (9) 628 (124) 504 Depreciation 96 70 166 (1) 165 Amortization - service revenue (1) 110 — 110 — 110 Amortization - non-purchase accounting 17 3 19 2 21 Amortization - purchase accounting — — — 79 79 Restructuring (1) 1 — — — Stock-based compensation 2 3 5 6 11 Other (2) — — — 1 1 Adjusted EBITDA 862 67 929 (37) 892 Income from discontinued operations 415 Gain on sale of discontinued operations (396) Provision for income taxes 4 Interest expense, net — Depreciation — Amortization — Adjusted EBITDA - discontinued 23 Adjusted EBITDA - combined 915 Cash flows from operating activities - 500 Capital expenditures (121) Free Cash Flow 380 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs For the six months ended June 30, 2020Global Lottery Global Gaming Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (515) Benefit from income taxes (4) Interest expense, net 196 Foreign exchange loss, net 4 Other non-operating expense, net 29 Operating income (loss) 251 (117) 135 (425) (290) Goodwill impairment — — — 296 296 Depreciation 96 77 173 1 173 Amortization - service revenue (1) 101 — 101 — 101 Amortization - non-purchase accounting 14 3 17 2 19 Amortization - purchase accounting — — — 89 89 Restructuring 5 36 41 6 47 Stock-based compensation (4) (5) (9) (3) (12) Other (2) — — — 2 2 Adjusted EBITDA 464 (6) 458 (33) 425 Loss from discontinued operations (1) Benefit from income taxes (4) Interest expense, net — Depreciation 25 Amortization 28 Adjusted EBITDA - discontinued 48 Adjusted EBITDA - combined 473 Cash flows from operating activities - 153 Capital expenditures (140) Free Cash Flow 13

Summary of Adjusted EBITDA and Leverage From Continuing Operations and Including Discontinued Operations 28 $ in millions; all amounts presented reflect continuing operations unless otherwise noted (1) Adjusted EBITDA was $164 million, $261 million, and $365 million for the quarters ended June 30, 2020, March 31, 2020, and December 31, 2019, respectively. (2) Adjusted EBITDA from discontinued operations was $4 million, $44 million, and $69 million for the quarters ended June 30, 2020, March 31, 2020, and December 31, 2019, respectively. Q3'20 Q4'20 Q1'21 Q2'21 Adjusted EBITDA 287 295 450 442 Adjusted EBITDA - discontinued operations 65 26 14 9 Adjusted EBITDA - combined 352 321 464 451 LTM Adjusted EBITDA (1) 1,078 1,008 1,196 1,474 LTM Adjusted EBITDA - combined (1)(2) 1,260 1,146 1,305 1,588 Net debt 7,243 7,319 7,069 6,312 Net debt leverage LTM Adjusted EBITDA (3) 4.3x LTM Adjusted EBITDA - combined (4) 5.7x 6.4x 5.4x 4.0x